Plan Pursuant to Rule 18f-3(d)
Under the Investment Company Act of 1940

Each of the separate series of Westchester Capital Funds (each a “Fund” and, collectively, the “Funds”) may from time to time issue one or more of the following classes of shares:  Investor Class shares and Institutional Class shares.  Set forth below are the differences in fees and expenses among these classes of shares and the conversion and exchange features of each class of shares.

Amounts payable to the Funds’ distributor under the Investor Class Plan (as defined below) are subject to such other terms and further limitations as the Board of Trustees of the Funds (the “Trustees”) may from time to time determine, as described in the Funds’ prospectuses and statements of additional information as from time to time in effect.

Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Funds’ prospectuses and statements of additional information as from time to time in effect.  The conversion and exchange rights described below are subject to the applicable minimum investment amounts and such other terms as may be set forth in the Funds’ prospectuses and statements of additional information as in effect from time to time.

The sales charges, if any, described below are subject to the terms described in the Funds’ prospectuses and statements of additional information as from time to time in effect and are also subject to reduction or waiver as permitted by Rule 22d-1 or 6c-10 under the Investment Company Act of 1940, as amended (the “1940 Act”).

INVESTOR CLASS SHARES

Distribution and Service Fees:  Investor Class shares pay distribution and service fees pursuant to plans (the “Investor Class Plans”) adopted pursuant to Rule 12b-1 under the 1940 Act.  Pursuant to the Investor Class Plans, Investor Class shares may pay distribution and services fees at an annual rate of up to 0.25% of the average net asset value of the relevant Fund attributable to its Investor Class shares.  In addition, Investor Class shares may reimburse the Funds’ distributor or other persons for shareholder servicing, sub-transfer agency or other similar services, subject to such restrictions as the Trustees may establish from time to time.

Conversion Features: Investor Class shares may convert to any other class of shares subject to such investment minimums and other conditions of eligibility as are set forth in the Funds’ prospectuses and statements of additional information as from time to time in effect.  Any such conversion will occur at the respective net asset values of the two share classes, without the imposition of any sales load, fee, or other charge and will take the form of a direct exchange of Investor Class shares for Institutional Class shares (rather than a redemption and repurchase).

Exchange Features: Investor Class shares of any Fund may be exchanged, at the holder’s option, for Investor Class shares of any other Fund that offers Investor Class shares, provided such shares are available for purchase by the holder at such time.

Initial Sales Charge: Investor Class shares are offered at their net asset value (“NAV”), without an initial sales charge.

Contingent Deferred Sales Charge: Investor Class shares are not subject to any contingent deferred sales charge (“CDSC”).

INSTITUTIONAL CLASS SHARES

Distribution and Service Fees: Institutional Class shares do not pay a distribution or service fee pursuant to plans adopted pursuant to Rule 12b-1 under the 1940 Act.  Institutional Class shares may reimburse the Funds’ distributor or other persons for shareholder servicing, sub-transfer agency or other similar services, subject to such restrictions as the Trustees may establish from time to time.

Conversion Features: Institutional Class shares do not convert to any other class of shares.

Exchange Features: Institutional Class shares of any Fund may be exchanged, at the holder’s option, for Institutional Class shares of any other Fund that offers Institutional Class shares, provided such shares are available for purchase by the holder at such time.

Initial Sales Charge: Class I shares are offered at their NAV, without an initial sales charge.

Contingent Deferred Sales Charge: Class I shares are not subject to any CDSC.

ALLOCATIONS OF INCOME AND EXPENSES

(a)  Institutional Class shares and Investor Class shares pay the expenses associated with their different distribution and shareholder servicing arrangements (“Class Expenses”).  Each class of shares may, at the Trustees’ discretion, also pay a different share of other expenses.

(b)  The gross income of each Fund generally shall be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses as defined above, which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of each Fund. These expenses include:

(1)           Expenses incurred by the Trust (including, but not limited to, fees of Trustees, insurance, and legal counsel) not attributable to a particular Fund or to a particular class of shares of a Fund (“Trust Level Expenses”); and

(2)           Expenses incurred by a Fund not attributable to any particular class of the Fund’s shares (for example, advisory fees, custodial fees, or other expenses relating to the management of the Fund’s assets) (“Fund Expenses”).

Expenses of a Fund shall be apportioned to each class of shares depending upon the nature of the expense item.  Trust Level Expenses and Fund Expenses shall be allocated among the classes of shares based on their relative net asset values in relation to the net asset value of the Trust.  Class Expenses shall be allocated to the particular class to which they are attributable.  In addition, certain expenses may be allocated differently if their method of imposition changes.  Thus, if a Class Expense can no longer be attributed to a class, it may be charged to a Fund for allocation among classes, as determined by the Board of Trustees.  Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees of the Trust in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended (the “Code”).

The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, including those specified in Rule 18f-3(c)(1), provided that a majority of the Trustees and a majority of the disinterested Trustees determine that the method is fair to the shareholders of each class.

AVAILABILITY OF CONVERSION FEATURES

The Trustees may, but will not be obligated to, suspend the conversion feature at any time with respect to any shares or class of share.

REDEMPTION FEES

Each Fund may impose a redemption fee (“Redemption Fee”) on redemptions and/or exchanges of the Fund’s shares.  The Redemption Fee may be charged in an amount of up to 2% of the net asset value of the shares redeemed or exchanged, or such greater amount as may be permitted by applicable law.  The Redemption Fee may be imposed on only certain types of redemptions and exchanges, such as redemptions and exchanges occurring within a certain time period of the acquisition of the relevant shares.  The Trustees are not required to impose the Redemption Fee on any or all Funds, nor must they impose the Redemption Fee on all share classes of any particular Fund.  Similarly, the Redemption Fee rate may differ from Fund to Fund and, within a Fund, from share class to share class.

Amounts paid pursuant to the Redemption Fee will be paid to the relevant Fund and, unless otherwise approved by the Trustees, will be allocated among the Fund’s share classes in the same manner as the Fund allocates income.